UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas announces joint venture with Trafigura to accelerate the development of Vaca

Muerta

Mexico City, June 28, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that its wholly-owned subsidiary Vista Oil & Gas Argentina S.A.U. has established an un-incorporated joint venture and has entered into an investment agreement (“Agreement”) with Trafigura Argentina S.A. (“Trafigura”), for the joint development of, initially, 5 pads of 4 wells each in Bajada del Palo Oeste.

Under the terms of the Agreement, which shall be effective as of July 1, 2021 (the “Effective Date”):

a)

Trafigura shall (A) have a contractual right over 20% of the hydrocarbon production of the wells included in the Agreement, (B) bear 20% of the capital expenditures, as well as the corresponding royalties and direct taxes, with respect to the wells included in the Agreement, and (C) pay Vista: (i) US$5,000,000 on the Effective Date, (ii) 4 installments of US$5,000,000 each when the second, third, fourth and fifth pad included in the Agreement commence production, for a total of US$25,000,000, and (iii) a fee on Trafigura’s share of total production to compensate Vista for all operating expenses, G&A expenses, midstream costs and well abandonment costs.

b)

Vista shall remain operator of the block and 100% title holder of the Bajada del Palo Oeste concession, and, with respect to the wells included in the Agreement, will: (i) retain its rights over 80% of the hydrocarbon production, (ii) bear 80% of the capital expenditures, as well as the corresponding royalties and direct taxes, and (iii) bear all other costs, including operating and midstream costs.

c)

Trafigura shall have an option to participate in up to 2 additional pads, under the same terms and conditions described in items a) and b) above for the initial 5 pads, including a payment to Vista of US$5,000,000 for each additional pad. This option can be exercised up to 180 consecutive days after the commencement of production of the second pad.

Together with the Agreement, Vista and Trafigura have entered into a crude oil marketing agreement pursuant to which Vista shall sell to Trafigura 380,000 barrels of crude oil per month from July 2021 through December 2022 at a purchase price to be agreed by the parties.

We believe this transaction will help Vista accelerate its development in Bajada del Palo Oeste, contribute towards the supply of Trafigura’s refinery and generate incremental crude oil volumes for export.

Bajada del Palo Oeste is Vista’s main shale oil development in Vaca Muerta. Field development began in the second half of 2018 and there are currently 28 wells on production. The Company has identified approximately 550 new well locations in Bajada del Palo Oeste.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov

Title:	Strategic Planning and Investor Relations Officer